                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
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                                 (CUSIP Number)

                                    Dirk Kipp
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                               Page 1 of 11 Pages
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--------------------                                       -------------------
CUSIP No.: 35177K108                 13D                   Page 2 of 11 Pages
--------------------                                       -------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP           (a)  [ ]
                                                                     (b)  [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS                                                     WC

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   5     CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT                                 [ ]
         TO ITEM 2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
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        NUMBER OF                SOLE VOTING POWER                    2,620,500
         SHARES
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      BENEFICIALLY               SHARED VOTING POWER                          0
          OWNED
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         BY EACH                 SOLE DISPOSITIVE POWER               2,620,500
        REPORTING
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         PERSON                  SHARED DISPOSITIVE POWER                     0
          WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                     2,620,500
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   12    CHECK IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                                             17.37 %
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            BK
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                               Page 2 of 11 Pages
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                  This Amendment No. 10 amends and supplements Items 4 and 7 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares ("Shares") of Common Stock, par value $.01 per Share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 4.           PURPOSE OF TRANSACTION

                  As previously disclosed, on December 18, 2000, the Bank and the Fund entered into an agreement (the "Agreement") regarding (1) a tender offer for Shares, (2) matters relating to the Fund's annual meeting of stockholders scheduled to take place in April 2001 (the "2001 Annual Meeting"), including the election of directors and stockholder proposals, (3) special meetings of stockholders and (4) other matters relating to the Fund's board of directors and the Bylaws of the Fund (the "Bylaws"). The Agreement provided that, among other things, the Fund's Bylaws would be amended to provide that the required threshold for stockholders to call a special meeting of stockholders would be reduced from 50% to 40 % of the outstanding Shares and that such Bylaw could be amended or repealed only by the stockholders, with such amendment to take effect immediately following the 2001 Annual Meeting.

                  On January 30, 2001, the Bank and the Fund entered into an Amended and Restated Agreement (the "Amended and Restated Agreement"), attached hereto as Exhibit 1, which provides, in effect, that although the reduction in the proportion of Shares required to call a special meeting of stockholders to 40% from 50% will still occur immediately following the 2001 Annual Meeting, the reduced threshold will in all events remain in effect until the Fund's annual meeting of stockholders in 2002 (the "2002 Annual Meeting"), at which time the 40% threshold will become amendable only by the Fund's stockholders. The Fund has advised the Bank that the Fund has submitted a request to the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") that the Staff issue a no-action letter advising the Fund that the Staff will not recommend that the SEC take action against the Fund if the Fund refuses to include in its proxy statement for the 2001 Annual Meeting (the "Fund's Proxy Statement") a mandatory stockholder proposal submitted by Strome Investment Management, L.P. ("Strome") to amend the Bylaws to reduce the threshold for stockholders to call special meetings to 5% of the outstanding Shares (the "Strome Proposal"). The purpose of the changes reflected in the Amended and Restated Agreement, to which the Bank agreed at the request of the Fund, was to ensure that the 40% threshold will remain in place until the 2002 Annual Meeting regardless of whether (1) the Staff refuses to issue the no-action letter requested by the Fund, (2) the Fund therefore includes the Strome Proposal in the Fund's Proxy Statement and (3) the Strome Proposal is approved by the stockholders at the 2001 Annual Meeting.

                  Simultaneously and in conjunction with their entry into the Amended and Restated Agreement, the Fund and the Bank also entered into a letter agreement dated January 30, 2001 (the "Letter Agreement") regarding the Strome Proposal, attached hereto as Exhibit 1, which provides that if the Staff takes the no-action position requested by the Fund and permits the Fund to exclude the Strome Proposal from the Fund's Proxy Statement altogether, the Fund will nevertheless offer Strome the right to include the Strome Proposal in the Fund's Proxy

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Statement as an advisory, rather than mandatory, resolution. The Bank's purpose for entering into the Letter Agreement in connection with its entry into the Amended and Restated Agreement was to assure that the Fund's stockholders will have the opportunity to vote on the Strome Proposal as an advisory resolution so long as Strome agrees to recast the proposal as such, regardless of the position taken by the Staff in response to the Fund's no action request.

                  Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Bank will review its investment in the Fund from time to time and, subject to the terms of the Agreement, reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this
Item 4.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Amended and Restated Agreement, dated as of January 30, 2001, by and between the France Growth Fund Inc. and Bankgesellschaft Berlin A.G.

                  2. Letter Agreement, dated as of January 30, 2001, by and between the France Growth Fund Inc. and Bankgesellschaft Berlin A.G.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2001                      BANKGESELLSCHAFT BERLIN AG


                                            By:    /s/ Uwe Papesch
                                            ----------------------------------
                                            Name:   Uwe Papesch
                                            Title:     Director

                                            By:   /s/ Claudia Fritze
                                            ----------------------------------
                                            Name:   Claudia Fritze
                                            Title:

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                                                                       EXHIBIT 1

                          THE FRANCE GROWTH FUND, INC.

           AMENDED AND RESTATED SUMMARY OF TERMS OF AGREEMENT BETWEEN

    BANKGESELLSCHAFT BERLIN AG (THE "BANK") AND THE FRANCE GROWTH FUND, INC.
                                  (THE "FUND")

I.   Structure of Tender Offer

General: The Board of Directors of the Fund, including the representatives of the Bank (the "Board"), has determined that conducting a tender offer for a percentage of the outstanding shares of the Fund at a price set between the market price for Fund shares and the net asset value of those shares would be in the best interests of all Fund stockholders. Accordingly, the Fund shall take all necessary actions to conduct a tender offer for Fund shares in accordance with Rule 13e-4 under the Securities and Exchange Commission ("SEC") according to the following terms.

Percentage of Outstanding Shares       20% of the outstanding shares of the
of Fund Being Sought                   Fund.

Price to be Offered                    The offering price shall be set to equal
                                       98% of the net asset value per share of
                                       the Fund as of the close of trading of
                                       Fund shares on the New York Stock
                                       Exchange on the business day following
                                       the expiration of the tender offer.

Timing of the Tender Offer             The tender offer shall commence as soon
                                       as practicable. The tender offer shall be structured to be completed prior to the end of the first quarter of 2001 (March
                                       2001).

Regulatory Requirements                The tender offer shall comply in all
                                       respects with the requirements of the
                                       U.S. federal securities laws and the
                                       rules and regulations promulgated by the SEC.

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II.      2001 Annual Meeting of Stockholders

General: There are four Class I directors of the Fund whose terms expire at the 2001 annual meeting of stockholders of the Fund (the "2001 Annual Meeting").

Nominees for Election to the Board:    The Bank shall be entitled to submit one
                                       nominee to stand for election at the 2001
                                       Annual Meeting as a Class I director.

Voting Requirements for Directors:     The Bank shall vote all of the shares of
                                       stock of the Fund that it either owns or controls at the 2001 Annual Meeting in favor of the slate of Class I directors put forth by the Board. The slate of Class I directors put forth and recommended by the Board shall include three existing directors standing for re-election and one nominee proposed by the Bank. The Bank shall also vote in favor of the Board's slate of Class I directors at any special meeting of stockholders which may be held prior to the 2001 Annual Meeting provided the slate consists of three existing directors standing for re-election and one nominee proposed by the Bank.

Other Proposals:                       The Bank shall not submit any proposals
                                       for consideration at the 2001 Annual
                                       Meeting other than one nominee for
                                       election to the Board.

                                       To the extent that the Fund receives any other proposals for consideration from stockholders other than the Bank at the 2001 Annual Meeting or any special meeting of stockholders called prior to the 2001 Annual Meeting, the Bank shall abstain from voting on any such proposal.

                                       With respect to the two stockholder
                                       proposals which have previously been
                                       received by the Fund, the Bank shall
                                       abstain from voting on either of the two proposals to the extent such proposals are properly presented for action at the 2001 Annual Meeting.

Special Meeting of Stockholders:       The Bank shall not seek to call a special
                                       meeting of stockholders prior to the 2001
                                       Annual Meeting or otherwise support the
                                       calling of a special meeting of
                                       stockholders prior to the 2001 Annual
                                       Meeting.

III.     Other Agreements

Board Vacancies:                       The Board shall appoint a representative
                                       of the Bank to fill the first vacancy
                                       created by the resignation or removal of a director from the Board. If a vacancy occurs on the Board with respect to a position that was occupied by a director who was nominated by the Bank, the Board shall promptly appoint a new nominee designated by the Bank to fill that vacancy.

Size of the Board:                     The Board shall take no action to
                                       increase the number of directors
                                       constituting the Board prior to the
                                       completion of the 2002 annual meeting of stockholders. After that date, the Board shall be able to increase or decrease the size of the Board according to the provisions set forth in the Bylaws of the Fund.

Membership of Audit Committee:         The Board shall appoint one director who
                                       was nominated by the Bank to the Audit
                                       Committee. That director shall be
                                       designated by the Bank.

Legal Counsel for Independent          The Independent Directors of the Fund
Directors:                             shall retain their own legal counsel.
                                       Such counsel shall be appointed by a
                                       majority vote of the independent
                                       directors.

Amendments to Bylaws                   The Board shall amend the Bylaws of the
                                       Fund so that a special meeting of the
                                       Board may be called by any two directors on the Board. The Board agrees not to further amend the Bylaws to change the number of directors (two) which are required to call a special meeting of the Board prior to the completion of the 2002 annual meeting of stockholders.

                                       The Board shall reduce the threshold for calling a stockholder requested special meeting in the Bylaws from a majority to 40% of the outstanding shares. The Board will effect this by (1) amending the existing threshold in the Bylaws for stockholder-called meetings to 40%; (2) opting out of Section 3-805 of the Maryland General Corporations Law ("MGCL") ; (3) adopting a resolution pursuant to Section 3-802(c) prohibiting the Fund from becoming subject to Section 3-805 of the MGCL at any time (and filing the articles supplementary contemplated by Section 3-802(d) of the

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                                       MGCL to reflect the adoption of the
                                       resolution effecting such prohibition)
                                       and (4) further amending the Bylaw
                                       provision concerning the percentage of
                                       stockholders that may request a special
                                       meeting to provide that such Bylaw
                                       provision may only be amended, modified
                                       or repealed by a vote of the Fund's
                                       stockholders and not by the Board.

                                       The Board has taken action at a special
                                       meeting of the Board held on December 18, 2000 to implement the above referenced amendments to the Bylaws with (a) the amendment relating to the number of directors required to call a special meeting of the Board to take effect immediately and (b) part (1) of the amendment relating to the threshold for calling a stockholder requested special meeting to take effect immediately following the 2001 Annual Meeting and parts (2) through (4) of such amendment to take effect at the 2002 Annual Meeting.

IV.      Miscellaneous

Headings The captions and headings contained herein have been included for convenience only and shall not be considered in interpreting or construing this Summary of Terms.

Nature of Document:                    This Summary of Terms constitutes a
                                       legally binding obligation of the Bank
                                       and the Fund. This Summary of Terms may
                                       be amended or terminated only upon the
                                       agreement of both the Bank and the Fund.
                                       The Fund, as party to this agreement,
                                       shall cause the Board to take all of the actions which are contemplated by this Summary of Terms.

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         Executed as of this 30th day of January, 2001.

                                       BANKGESELLSCHAFT BERLIN AG
                                       Alexanderplatz 2
                                       D-10178 Berlin
                                       Germany

                                       By: /s/ Dirk Kipp
                                           ------------------------------------
                                               Director

                                       By: /s/ Bartho Schroder
                                           ------------------------------------
                                               Director


                                       THE FRANCE GROWTH FUND, INC.

                                       By: /s/ Steven M. Cancro
                                           ------------------------------------
                                           Vice President and Secretary

                                                                       EXHIBIT 2

                          THE FRANCE GROWTH FUND, INC.
                                666 Third Avenue
                               New York, NY 10019

                                                       January 30, 2001

Mr. Dirk Kipp
Director
Bankgesellschaft Berlin AG
Alexanderplatz 2, D-10178 Berlin

       RE: Stockholder Proposal Submitted by Strome Investment Management, L.P.

Dear Mr. Kipp:

                  This letter reflects the agreement between the Fund and Bankgesellschaft Berlin AG regarding the treatment of the stockholder proposal submitted by Strome Investment Management, L.P. (the "Strome Proposal") for inclusion in The France Growth Fund, Inc.'s (the "Fund") 2001 proxy statement. Legal counsel to the Fund has submitted a letter to the Securities and Exchange Commission (the "Commission") on behalf of the Fund seeking to exclude the Strome Proposal from the Fund's 2001 proxy statement (the "Strome Letter"). To the extent that the Commission, in response to the Strome Letter, permits the Fund to exclude the Strome Proposal from its 2001 proxy statement, the Fund agrees to again contact Strome Investment Management, L.P. ("Strome") and afford Strome the opportunity to recast the Strome Proposal in the form of a recommendation to the Board of Directors. (Prior to submitting the Strome Letter to the SEC, legal counsel to the Fund had contacted Strome and inquired as to whether Strome would revise its proposal in the form of a recommendation whereby the Fund would not seek to exclude the revised proposal from its 2001 proxy statement.) If Strome then recasts its proposal in the form of a recommendation, the Fund agrees that it will include the revised proposal and original supporting statement in the Fund's 2001 proxy statement.

                                           THE FRANCE GROWTH FUND, INC.

                                           By: /s/ Steven M. Cancro
                                           ------------------------------------
                                           Name:    Steven M. Cancro
                                           Title:   Vice President and Secretary

Agreed and Accepted:
BANKGESELLSCHAFT BERLIN AG

By: /s/ Dirk Kipp
    ----------------------------
Name:  Dirk Kipp
Title: Director